

May 11, 2009

Mr. Phil Baker
Chief Financial Officer
Lihir Gold Limited
7th Floor, Pacific Place
Cnr Champion Parade and Musgrave Street
Port Moresby, NCD, Papua New Guinea

> **RE:** **Lihir Gold Limited**
> **Form 20-F for the Year Ended December 31, 2007**
> **Filed May 7, 2008**
> **Response Letter Dated December 1, 2008**
> **Response Letter Dated February 10, 2009**
> **Response Letter Dated April 24, 2009**
> **File No. 0-26860**

Dear Mr. Baker:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: D. Brown
        J. Cannarella